UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                               (Amendment No. 6)*

                                MEDICORE, INC.
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                               (Name of Issuer)

                        Common Stock, $.01 Par Value
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                       (Title of Class of Securities)

                                584931 10-9
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                               (CUSIP Number)

                   Lawrence E. Jaffe, Secretary and Counsel
          777 Terrace Avenue, Hasbrouck Heights, New Jersey  07604
                               (201) 288-8282
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    (Name, Address and Telephone Number of Person Authorized to Receive
                         Notices and Communications)

                             September 25, 2003
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           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                   1 of 5

CUSIP No. 584931 10-9
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1. Name of Reporting Persons. I.R.S. Identification Nos. of Above Persons
   (Entities Only):
        Thomas K. Langbein
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2. Check the Appropriate Box if a Member of a Group:                (a)  [  ]
                                                                    (b)  [  ]
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3. SEC Use Only

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4. Source of Funds:
        PF
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5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
   2(d) or 2(e):                                                         [  ]
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6. Citizenship or Place of Organization:
        U.S.A.
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                7.  Sole Voting Power:
                      1,501,014 (includes 200,000 common shares issuable upon
                      exercise of options)
Number          -------------------------------------------------------------
of Shares       8.  Shared Voting Power:
Beneficially          -0-
Owned by        -------------------------------------------------------------
Each            9.  Sole Dispositive Power:
Reporting             1,501,014 (includes 200,000 common shares issuable upon
Person With           exercise of options)
                -------------------------------------------------------------
                10. Shared Dispositive Power:
                      -0-
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11. Aggregate Amount Beneficially Owned by Each Reporting Person:
        1,501,014 (includes 200,000 common shares issuable upon exercise of options)
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12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares:   [  ]
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13. Percent of Class Represented by Amount in Row (11):
        21.6%
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14. Type of Reporting Person (See Instructions):
        IN

                                   2 of 5

     This Amendment No. 6 amends and supplements the Schedule 13D, as previously amended, (the "Schedule 13D), heretofore filed by Mr. Thomas K. Langbein (the "Reporting Person") with the Securities and Exchange Commission ("SEC"). Except as amended hereby, there has been no change in the information contained in the Schedule 13D.

Item 1.  Security and Issuer
------   -------------------

     Title of Security: Common Stock, $.01 par value ("Shares")

     Name and address of principal executive offices of Issuer:
                        Medicore, Inc.
                        2337 West 76th Street,
                        Hialeah, Florida 33016

Item 2.  Identity and Background
------   -----------------------

     (a) Name of Reporting Person: Thomas K. Langbein

     (b) Business Address: c/o Medicore, Inc.
                           777 Terrace Avenue
                           Hasbrouck Heights, New Jersey 07604

     (c) Present Occupation: Chairman of the Board, Chief Executive Officer and President of the Issuer; Chairman of the Board of Dialysis Corporation of America ("DCA"), the 61%-owned public subsidiary of the Issuer; officer and director of most of the Issuer's and DCA's subsidiaries; President, sole shareholder and director of Todd & Company, Inc., a currently inactive securities brokerage firm registered with the SEC and a member of the NASD.

     (d) Criminal convictions in past five years: none

     (e) Civil proceedings during the last five years to which the Reporting Person was a party, resulting in a judgment, decree or final order enjoining future violations or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to federal or state securities laws: none

     (f) Citizenship: U.S.A.

Item 3.  Source and Amount of Funds or Other Consideration
------   -------------------------------------------------

     As noted in Item 4 below, the board of directors of the Issuer, as part of the granting of bonuses to certain officers, directors and employees of the Issuer, authorized the exercise of one-third of the Reporting Person's 300,000 Share stock purchase option. The bonus in the form of the option exercise was in consideration for services provided by the Reporting Person to the Issuer. The option exercise resulted in the acquisition by the Reporting Person of 100,000 Shares.

Item 4.  Purpose of Transaction
------   ----------------------

     The Shares acquired by the Reporting Person as set forth in Item 5(c) below were acquired for investment purposes. In addition, the option held by the Reporting Person was granted to the Reporting Person by the Issuer in his capacity as an officer and director of the Issuer for services as an incentive to his continued performance. Depending on various factors, including, without limitation, the Issuer's business, prospects and financial condition, as well as available opportunities for the Reporting Person to

                                   3 of 5


acquire or dispose of Shares of the Issuer, the Reporting Person may in the future take certain actions with respect to his holdings of Shares of the Issuer. These actions may include the purchase of Shares in the open market, in privately negotiated transactions, through the exercise of options or otherwise or the disposition of Shares now owned, or hereafter acquired, from time to time or at any time. The Reporting Person has no plans or proposals which relate to or would result in any of the mattes set forth in (a) through
(j) of Item 4 of this Schedule 13D.

Item 5.  Interest in Securities of the Issuer
------   ------------------------------------

     (a) The Reporting Person beneficially owns 1,501,014 Shares, including 1,301,014 Shares owned directly and 200,000 Shares underlying currently exercisable options held, representing 21.6% of the 6,753,943 Shares of the Issuer outstanding as of November 24, 2003.

     (b) The number of Shares for which the Reporting Person has sole power to vote and dispose is 1,501,014. The number of Shares for which the Reporting Person shares the power to vote and dispose is 0.

     (c) During the past sixty days the Reporting Person acquired an aggregate of 100,000 Shares pursuant to the exercise of one third of a stock purchase option held by the Reporting Person through a bonus granted by the Issuer's board of directors to certain officers, directors and employees, including the Reporting Person, on September 25, 2003. The Reporting Person did not have any other transactions in the securities of the Issuer during the past 60 days.

         Since the filing of Amendment No. 5 to the Reporting Person's
Schedule 13D, the Reporting person has acquired or disposed of Shares of the Issuer in the following transactions:

    Date       Shares Acquired  Shares Disposed          Description
    ----       ---------------  ---------------          -----------
May 29, 2003           ---          23,000         Gift to family members (1)
June 27, 2001      500,000             ---         Stock award by Issuer
June 27, 2001          ---          40,000         Gift to family members (1)
July 27, 2000      300,000             ---         Option grant by Issuer (2)
May 24, 2000       250,000*            ---         Option grant by Issuer
May 1, 1998            ---          20,000         Gift to family members (1)
January 2, 1997        ---          15,000         Gift to family members (1)
June 24, 1996          ---           4,400         Gift to family members (1)
April 18, 1995     250,000*            ---         Option grant by Issuer

* Represents shares underlying an option granted by the Issuer to the Reporting Person. The option subsequently terminated unexercised without any of the underlying shares having been issued to the Reporting Person.

(1) All gifts of Shares to family members were made to family members who were of majority age and independent of the Reporting Person at the time of the gift or who became of majority age and independent of the Reporting Person prior to the filing of this Amendment No. 6 to Schedule 13D and, consequently, the Reporting Person has no power, direct or indirect, to vote or dispose of these Shares. The Reporting Person disclaims beneficial ownership of these Shares. The inclusion in this
    Schedule 13D of these Shares shall not be deemed an admission that the Reporting Person is the beneficial owner of these Shares for purposes of
    Section 13(d) or Section 16 of the Securities Exchange Act of 1934, or for any other purpose.

(2) Stock purchase option exercisable at a price of $1.38 per Share through July 26, 2005.

                                   4 of 5


     (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Shares of the Issuer beneficially owned by the Reporting Person except as otherwise set forth in this Schedule 13D.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Undertakings or Relationships with Respect
------  -------------------------------------------------------------------
        to Securities of the Issuer
        ---------------------------

     None, except as to an option held by the Reporting Person to purchase 200,000 Shares of the Issuer.

Item 7.  Material to be Filed as Exhibits
------   --------------------------------

     None

                                 SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       /s/ Thomas K. Langbein
                                       ------------------------------
                                       THOMAS K. LANGBEIN

Dated:  November 28, 2003

                                   5 of 5

                         LAWRENCE E. JAFFE, ESQ.
                             ATTORNEY AT LAW
                           777 TERRACE AVENUE
                      HASBROUCK HEIGHTS, NJ  07604
                           TEL. (201) 288-8282
                           FAX (201) 288-8208
                         EMAIL: lej@jafalaw.com

                           December 10, 2003

Office of Ownership Reports
Securities and Exchange Commission
450 Fifth Street NW
Washington, DC  20549

     Re: Medicore, Inc.
         Schedule 13D-Amendment No. 6 by Thomas K. Langbein

Gentlemen:

     Pursuant to Section 13(d)(1) of the Securities Exchange Act of 1934 and Rule 13d-2(c) enclosed please find the Amendment No. 6 to the Schedule 13D.

                                       Very truly yours,

                                       /s/ Lawrence E. Jaffe

                                       LAWRENCE E. JAFFE

LEJ/nac
cc: Nasdaq Stock Market

                            November 28, 2003

Medicore, Inc.
2337 West 76th Street
Hialeah, Florida  33016

     Re: Schedule 13D (Amendment No. 6) - Thomas K. Langbein

Gentlemen:

     Enclosed please find one copy of Schedule 13D (Amendment No. 6) as filed with the Securities and Exchange Commission.

                                       Very truly yours,

                                       /s/ Thomas K. Langbein

                                       Thomas K. Langbein

TKL/nac
Enclosure